REGI U.S., Inc.
1103 – 11871 Horseshoe Way
Richmond, B.C., V7A 5H5

April 4, 2005

Kate Tillan, Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	REGI U.S., Inc. (“REGI”)
Form 10-QSB for the quarter ended January 31, 2005
File No. 000-17861

Dear Ms. Tillan:

This letter responds to your letter dated March 24, 2005, commenting on REGI’s financial statements and related disclosures contained in its Form 10-QSB for the quarter ended January 31, 2005.

Following our amendments to our Form 10-KSB for the fiscal year-ended April 30, 2004, and our quarterly reports for the periods ended July 31, 2004 and October 31, 2004 (the “Amended Reports”), and following the filing of our Form 10-QSB for January 31, 2005 on EDGAR on March 22, 2005, we filed an Amended Form 10-QSB for the quarter ended January 31, 2005 which addressed and incorporated the changes made to the Amended Reports. Accordingly, we ask that you please review the Amended Form 10-QSB for the quarter ended January 31, 2005 which was EDGAR filed on March 24, 2005 which addresses the issues set out in your letter dated March 24, 2005.

Enclosed for your review is a blacklined copy which outlines the changes made.

Please call me at (206) 262-9545 if you have any questions.

Very truly yours,

REGI U.S., Inc.

/s/ James Vandeberg

James Vandeberg
Chief Financial Officer

Cc: John Robertson, President, REGI U.S., Inc.